October 28, 2015
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom It May Concern:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hilton Worldwide Holdings Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, which was filed with the U.S. Securities and Exchange Commission on October 28, 2015.

            Very truly yours,

HILTON WORLDWIDE HOLDINGS INC.

By: /s/ Kristin A. Campbell
Name: Kristin A. Campbell Title: Executive Vice President and General Counsel